Exhibit (a)(3)


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June 23, 2005



TO:          UNIT HOLDERS OF 1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; MPF-NY 2005, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund (collectively the "Purchasers") are offering to purchase up to 125 Units of limited partnership interest (the "Units") in 1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP (the "Partnership") at a cash purchase price equal to:

                                $16,250 per Unit
                                ----------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in 1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) July 22, 2005